SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Tax credit compensated by Petrobras total R$1.14 billion

(Rio de Janeiro, May 14, 2009). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that with regard the news published by the media about tax compensations, Petrobras clarifies that the net amount derived from its adopting the exchange rate variation taxation system (cash basis) was only R$1.14 billion.

The reason for this is that R$2.14 billion correspond to taxes paid in advance, which generated credits that were duly compensated. The supplementary total of R$1 billion, for Income Tax (IRPJ) and for the Social Contribution on Net Profit (CSLL), paid in January 2009 due to the choice to use the cash basis taxation system, must be subtracted from this amount.

The credit of R$1.83 billion, which was informed in error by the Press as derived from variations in the exchange rate and which added to the R$2.15 billion led to the amount of R$4 billion, is in fact related to credit generate by interest on equity. Therefore, this credit is not connected to the system that was adopted for exchange rate taxation.

Opting for the accrual basis or for the cash basis is a management decision, and it does not need to be submitted to the company’s Board.

Legal base

Opting for the cash or accrual taxation system is guaranteed by article 30 of Provisional Measure (MP) 2158-35/01. Choosing which system to use in the beginning of the year is not compatible with the legislator’s intention, which is made clear in the preamble of this MP: “This proposition is justified considering that the acknowledgement, for tax purposes, by means of the accrual basis, of income derived from variations in the exchange rate, not always represents a definitive result for the beneficiary, since the exchange rate might oscillate as a result of several economic factors. Therefore, revenue produced at a first moment by a given asset or liability can be absorbed, whether completely or partially, at a second moment, by the same asset or liability on account of the oscillating exchange rate. In fact, in a floating fee system such as the one currently in effect, the results caused by a variation in the exchange rate will only be realized when the operation that gave rise to it has been completed.”

The legislator’s intention was to neutralize the effects of the daily oscillations in the exchange rate, which take place throughout the year, on the companies’ trade and financial operations. The purpose of the MP is precisely to allow for an ongoing evaluation throughout the year.

With the devaluation of the exchange rate, corporate tax loads increase on account of higher taxation on non-effective gains derived from the variation in the exchange rate, since the operations have neither been paid for or received yet, and, thus, there is no way to know whether or not there will be a profit. Taxing companies for profit which is derived from a variation in the exchange rate and which is unreal frustrates the legislator’s original intention, which was to safeguard the taxpayer from undue collections caused by oscillations in the exchange rate.

Paying taxes with credits

There are two ways to pay taxes: in cash or by using tax credits derived from having paid taxes in excess. The collection concept, therefore, covers both amounts paid in cash and those compensated for by means of federal tax credits.

Therefore, it is not a fact that Petrobras did not pay its taxes, since compensating for amounts paid in excess in the past is legal and legitimate, and the amounts that were entered in the Company’s books regarding the taxes that were paid are correct.

The logic of making payments using tax compensations is to avoid asking the Internal Revenue service for a tax return in order to then liquidate taxes using such cash.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.